December 31, 2013

Larry Spirgel/Assistant Director

United States

Securities and Exchange Commission

100 F. Street, N.W.

Mail Stop 4561

Washington, D.C. 20549-3561

RE:  US Nuclear Corp.

 Amendment No. 2 to Form 8-K

 Filed December 19, 2013

 File No. 000-54617

Mr. Spirgel:

This correspondence is in response to your letter dated December 26, 2013 in reference to our filing of the Form 8-K Amendment No. 2 filed December 19, 2013 on the behalf of US Nuclear Corp., File No. 000-54617.

Please accept the following responses and note that Registrant filed amended Form 8-K/A Amendment No. 3 on December 31, 2013.

General

Comment 1

We note your response to comment 2 from our letter dated December 11, 2013. Please revise your disclosure to include the material terms of Mr. Chiang’s consulting agreement in the filing.

ANSWER: We note the Commission’s comment and we respectfully inform the staff that Mr. Chiang’s consulting agreement was filed as Exhibit 10.3 to the Form 8-K Amendment No. 2 filed on December 19, 2013. We have amended our filing to include the material terms of Mr. Chiang’s consulting agreement within the revised Form 8-K filed on December 30, 2013.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 11

Comment 2

Please include a discussion of results of operations for the nine months ended September 30, 2013.

ANSWER: We have amended our filing to include a discussion of the results of operations for the nine months ended September 30, 2013.

Note 8 – Income Taxes, page 12

Comment 3

We note your response to our prior comment 13 from our letter dated December 11, 2013. In addition to disclosing the expiration dates of your tax credit carry forwards, please also disclose the amount of your tax credit carry forward.

ANSWER: We have amended our filing to include under Note 8 the amount of tax credits.

Note 8 – Income Taxes, page 12

Comment 4

We note your response to our prior comment 14 from our letter dated December 11, 2013 and the new disclosure regarding current and deferred taxes. Given that you had significant adjustments to operating loss carry forwards and adjustment to valuation allowances, please disclose all significant components of income tax expense per ASC 740-10-50-9 (e) and (h).

ANSWER: We have amended our filing to disclose the components of income tax expense for 2011 and 2012 in accordance with ASC 740-10-50-9.

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Registrant wishes to acknowledge the following:

  The Company is responsible for the adequacy and accuracy of the disclosures in the filing.
  Staff comments, or changes to disclosures in response to staff comments in filings disclosed to the Staff, do not foreclose the Commission from taking any action with respect to the filing.
  The Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or by any person under the Federal Securities Laws.

Respectfully submitted,

/s/ Robert I. Goldstein

Robert I. Goldstein

Chief Executive Officer

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